March 23, 2007

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         BlackRock Kelso Capital Corporation
         Registration No. 000-51327, CIK No. 0001326003

Ladies and Gentlemen:

On behalf of our client, BLACKROCK KELSO CAPITAL CORPORATION, we are filing electronically one copy of the EDGARized version of our examination report dated February 28, 2007, submitted pursuant to the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2006.

Yours truly,



Tim Mundy
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of BlackRock Kelso Capital Corporation:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BlackRock Kelso Capital Corporation (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2006. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006, and with respect to agreement of security purchases and sales, for the period from July 31, 2006 (the date of the last examination) through December 31, 2006:

o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, on behalf of PFPC Trust Company (the "Custodian" of the Company), by The Depository Trust Company and The Federal Reserve System;

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Company and the Custodian; and

o Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company, the Company's investment advisor and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
February 28, 2007

Deloitte & Touche
1700 Market Street
Philadelphia, PA  19103
Attn:  Reese Blair


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940



We, as officers of BlackRock Kelso Capital Corporation (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006, and from July 31, 2006 (the date of the last examination) through December 31, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2006, and from July 31, 2006 (the date of the last examination), through December 31, 2006, with respect to securities reflected in the investment account of the Company.





------------------------------------------
James R. Maher, Chief Executive Officer




------------------------------------------
Frank D. Gordon, Chief Financial Officer

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       FORM N-17F-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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
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1. Investment Company Act File Number:                                            Date examination completed:

000-51327                                                                         DECEMBER 31, 2006
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2. State identification Number:
----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
----------------------------------------------------------------------------------------------------------------
      Other (specify):
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3. Exact name of investment company as specified in registration statement: BLACKROCK KELSO CAPITAL CORPORATION
----------------------------------------------------------------------------------------------------------------

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4. Address of principal executive officer (number, street, city, state, zip code):

     40 East 52nd Street, New York, NY  10022
----------------------------------------------------------------------------------------------------------------